Exhibit 99.27

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

BESPOKE CAPITAL ACQUISITION CORP.

FILES FINAL PROSPECTUS FOR U.S. $350,000,000 INITIAL PUBLIC OFFERING

Toronto, Ontario – August 9, 2019 – Bespoke Capital Acquisition Corp. (“BCAC”) has filed a final prospectus for an initial public offering (the “Offering”) as a newly-organized special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses within a specified period of time.

The final prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada other than Québec. The Offering is for 35,000,000 class A restricted voting units of BCAC (the “Class A Restricted Voting Units”) at an offering price of U.S.$10.00 per Class A Restricted Voting Unit for aggregate proceeds of U.S.$350,000,000. BCAC has granted the Underwriters (as defined below) a non-transferable over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 5,250,000 Class A Restricted Voting Units on the same terms and conditions, exercisable in whole or in part, by the Underwriters up to 30 days following closing of the Offering. If the Over-Allotment Option is exercised in full, the gross proceeds of the Offering would be U.S.$402,500,000. The gross proceeds of the Offering (along with the gross proceeds from any exercise of the Over-Allotment Option) will be placed in escrow pending completion of a qualifying acquisition by BCAC and will only be released upon certain prescribed conditions. Each Class A Restricted Voting Unit is comprised of a class A restricted voting share of BCAC (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant of BCAC (a “Warrant”). Each whole Warrant will entitle the holder to purchase one Class A Restricted Voting Share for a purchase price of U.S.$11.50, commencing sixty-five (65) days after the completion of the qualifying acquisition and will expire on the day that is five years after the closing date of the qualifying acquisition or earlier.

The Offering is being distributed by Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc. (together, the “Underwriters”).

The Toronto Stock Exchange (the “Exchange”) has conditionally approved the listing of the Class A Restricted Voting Units, the Class A Restricted Voting Shares and the Warrants (including the Warrants forming part of the Class A Restricted Voting Units, the Warrants that may be sold pursuant to the exercise of the Over-Allotment Option and the Founder’s Warrants (as defined below), under the symbols “BC.UN.U”, “BC.A.U” and “BC.W.U”, respectively, with the Class A Restricted Voting Units separating into Class A Restricted Voting Shares and Warrants 40 days following the Closing Date (as defined below) (or, if such date is not a trading day on the Exchange, the next trading day on the Exchange), subject to BCAC fulfilling all of the Exchange’s requirements.

Prior to the qualifying acquisition, the Class A Restricted Voting Shares may only be redeemed upon the occurrence of certain events. The Class A Restricted Voting Shares will be redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

The BCAC management team and board of directors include:

•	Paul Walsh – Executive Chairman

o	Former Chief Executive Officer at Diageo plc and Lead Operating Partner of Bespoke Capital Partners LLC (“Bespoke”);

•	Peter Caldini – Chief Executive Officer and Director

o	Former Regional President of Pfizer Consumer Health North America;

•	Maja Spalevic – Chief Financial Officer

o	Chief Financial Officer of Bespoke;

•	Ian Starkey – Director

o	Board Member of DAC Beachcroft LLP and former Partner at KPMG UK LLP;

•	Robert L. Berner III – Director

o	Founder and Joint Managing Partner at Bespoke and Former Partner at CVC Capital Partners;

•	Mark W.B. Harms – Director

o	Founder and Joint Managing Partner at Bespoke and Chairman and Chief Executive Officer of Global Leisure Partners LLP;

•	Candice Koederitz – Director

o	Former Managing Director at Morgan Stanley;

•	Geoffrey Parkin – Director

o	Partner at LEK Consulting LLP; and

•	Timothy D. Proctor – Director

o	Former US General Counsel and Head of Human Resources at GlaxoSmithKline and Former Global General Counsel at Diageo plc.

The sponsor of BCAC is Bespoke Sponsor Capital LP (the “Sponsor”). The Sponsor is indirectly controlled by Bespoke, a private equity firm founded by certain of our directors. The Sponsor intends to purchase 12,000,000 share purchase warrants (“Founder’s Warrants”) at an offering price of U.S.$1.00 per Founder’s Warrant (for an aggregate purchase price of U.S.$12,000,000) concurrently with the closing of the Offering and has purchased 10,062,500 class B shares of BCAC (“Founder’s Shares”) for an aggregate price of U.S.$25,000, or approximately U.S.$0.0025 per Founder’s Share (or U.S.$0.0029 per Founder’s Share if the Over-Allotment Option is not exercised). Up to a maximum of 1,312,500 of the aggregate 10,062,500 Founder’s Shares purchased by the Sponsor shall be relinquished by the Sponsor without compensation depending on the extent to which the Over-Allotment Option is exercised.

The closing is expected to occur on or about August 15, 2019 (the “Closing Date”).

Blake, Cassels & Graydon LLP is acting as legal counsel to BCAC and the Sponsor. Goodmans LLP is acting as legal counsel to the Underwriters.

The Offering is only being made to the public by prospectus. The final prospectus contains important detailed information about the securities being offered. Copies of the final prospectus may be obtained from the Underwriters listed above. Investors should read the final prospectus before making an investment decision.

This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the final prospectus will be available on SEDAR at www.sedar.com.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition within a specified period of time.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects the Sponsor’s and BCAC’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Sponsor’s or BCAC’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, failure to complete the Offering, intentions related to BCAC’s qualifying acquisition and related transactions, and the factors discussed under “Risk Factors” in the final prospectus of BCAC dated August 8, 2019. Neither the Sponsor nor BCAC undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bespoke Capital Acquisition Corp.

Mark Harms

Director

information@bespokecp.com